101 South Queen Street

Martinsburg, West Virginia 25401

7000 Hampton Center

Morgantown, West Virginia 26505

511 7th Street

Moundsville, West Virginia 26041

501 Avery Street

Parkersburg, West Virginia 26101

	600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	6000 Town Center Boulevard, Suite 210 Canonsburg, Pennsylvania 15317 333 West Vine Street, Suite 1700 Lexington, Kentucky 40507 480 West Jubal Early Drive, Suite 130 Winchester, Virginia 22601

Sandra M. Murphy Telephone — (304) 347-1131 Facsimile — (304) 343-3058		E-Mail Address: smurphy@bowlesrice.com

August 30, 2013

Mr. Mark S. Webb Legal Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	VIA OVERNIGHT MAIL AND EDGAR

Re:	United Bankshares, Inc.

Registration Statement on Form S-4

Filed May 29, 2013

File No. 333-188919

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 002-86947

Dear Mr. Webb:

On behalf of United Bankshares, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on July 18, 2013 (the “Registration Statement”) contained in your letter dated July 30, 2013 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. This letter and an amendment to the Registration Statement (“Amendment No. 2”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are furnishing to the Staff supplementally six courtesy copies of Amendment No. 2 marked to show the changes made to the Amendment No. 1 filed on July 18, 2013.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. The responses are on behalf of the Company and Virginia Commerce Bancorp, Inc. (“Virginia Commerce”) (with respect to the Registration Statement) and on behalf of the Company (with respect to the Company’s Form 10-K). For your convenience, we have set out the text of the comments from the Comment Letter followed by our response. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Mr. Mark S. Webb

United States Securities and Exchange Commission

August 30, 2013

Amendment No. 1 to the Registration Statement on Form S-4

General

1.	Please add a section addressing the recent developments regarding United Bankshares, Inc. and Virginia Commerce Bancorp, Inc.’s results of operations for the three and six months ended June 30, 2013 or update the financial statements, if available. Also, expand the list of documents incorporated by reference on page 143 to include the Form 8-Ks dated and filed July 25, 2013 and July 24, 2013 for United Bankshares, Inc. and Virginia Commerce Bancorp, Inc., respectively.

RESPONSE: With respect to the results from operations of the Company and Virginia Commerce for the three and six months ended June 30, 2013, updated financial statements have been incorporated in Amendment No. 2. With respect to the Form 8-Ks dated and filed July 25, 2013 and July 24, 2013, as discussed with the Staff on August 2, 2013, the Company has not made the requested changes.

The Merger

2.	The staff maintains its position that the loan portfolio evaluation by the independent loan review firm is materially related to the transaction. See Meyers Parking System, Inc. (Release No. 34-26069, September 21, 1988). Please provide the information required by Item 1015(b) of Regulation M-A with regard to this report, as previously requested.

RESPONSE: The Company and Virginia Commerce respectfully maintain their view that the loan portfolio evaluation by the independent loan review firm is not materially related to the transaction. It is the Company’s and Virginia Commerce’s view that neither the existence of the loan review report completed by the independent loan review firm in late August 2012 (the “Loan Report”), nor any statement therein nor the relation of the Loan Report to the merger of the Company and Virginia Commerce (the “Merger”) is a material fact and that omitting reference to them will not result in an omission of any material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement not misleading. Based on these facts, the Company believes that the Loan Report does not need to be disclosed in the Registration Statement pursuant to Item 4(b) of Form S-4 or otherwise. Consistent with this view, references to the Loan Report have been removed from the S-4 (see page 68).

Additional information regarding the purpose, key findings and relation to the Merger of the Loan Report is provided below to explain more fully the basis for the Company’s and Virginia Commerce’s view.

Mr. Mark S. Webb

United States Securities and Exchange Commission

August 30, 2013

The purpose of the Loan Report was to provide an independent assessment of the level of risk in Virginia Commerce’s loan portfolio for Virginia Commerce’s internal review processes.

As more particularly described in Appendix A, the purpose of the Loan Report was narrow and typical of such third-party reviews – to provide an independent assessment of the level of risk within Virginia Commerce’s loan portfolio for Virginia Commerce’s internal review processes. The assessment was focused on, but not limited to, (i) potential credit losses, (ii) possibly needed additions to “non-pass” loans and (iii) general lending and credit management practices.

The analytical focus of the Loan Report was not related to the Merger in specific or business combinations in general.

The Loan Report provided Virginia Commerce’s board of directors additional information regarding Virginia Commerce’s loan portfolio that served as one part of the totality of information available to the board of directors while it assessed whether or not to pursue any transaction, including the board’s judgment of what fair value marks a buyer might place on Virginia Commerce’s loan portfolio. However, the independent loan review firm was not asked to, and the Loan Report does not, address fair value marks or other questions of valuation in anticipation of a possible transaction. The Loan Report does not extrapolate from its findings to analyze pricing or valuation in a merger or other transactional context or otherwise provide transaction-related analysis.

Virginia Commerce used the Loan Report as an independent assessment of its loan portfolio and credit practices in advance of the September Exam.

Virginia Commerce used the Loan Report in preparing for an ordinary course, targeted examination of its loan portfolio by the Federal Reserve Bank of Richmond (the “FRB of Richmond”) during September 2012 (the “September Exam”). The Loan Report provided an independent assessment of the quality of the loan portfolio and validated Virginia Commerce’s view of its credit administration practices and the adequacy of its allowance for loan losses in advance of the September Exam. Virginia Commerce believed that a favorable result to the September Exam would be helpful in positioning Virginia Commerce to receive regulatory approval to redeem the preferred stock that Virginia Commerce issued to the Treasury pursuant to TARP in 2008. The Loan Report was an additional tool used by Virginia Commerce to maximize the chances of such a favorable result.

The Loan Report was not a material factor in the valuation or other judgments made by either the Company or Virginia Commerce in negotiating the terms of the Merger.

When Virginia Commerce was negotiating the terms of the Merger with the Company, the Loan Report was not the most recent or authoritative third-party report on asset

Mr. Mark S. Webb

United States Securities and Exchange Commission

August 30, 2013

quality available to Virginia Commerce, as the Loan Report had been functionally superseded by the findings of the FRB of Richmond’s targeted examination. For these reasons, the Loan Report was not material to Virginia Commerce in negotiating the terms of the Merger or in assessing the fairness of the consideration to be offered to Virginia Commerce shareholders.

In the course of the Company’s diligence review of Virginia Commerce, the Company conducted its own evaluation of Virginia Commerce’s loan portfolio. While the Company had access to the Loan Report, it placed greater reliance on its own assessment during the diligence process, which included two full days of intense on-site field examination of Virginia Commerce’s loan portfolio by the Company’s due diligence team, consisting of 10 lenders and credit administration personnel, the Company’s Chief Executive Officer and the Chief Executive Officer of United Bank (VA). This examination included review of specific credit files, problem loan reports, collateral files, appraisals, review of Virginia Commerce’s ALL methodology and adequacy and interviews of the Chief Lending Officer, Chief Credit Officer and Chief Executive Officer. The Company did not materially rely on the Loan Report in negotiating the terms of the Merger or in assessing the fairness of the Merger.

The Loan Report does not contain material nonpublic information.

As more particularly described in Appendix B, the “key findings” of the report were not inconsistent with and did not deviate materially from Virginia Commerce’s public disclosures regarding credit quality at the time the Merger was being negotiated. The individual points of data underlying the key findings are too minute and individually insignificant to be material in and of themselves. Further, the Loan Report, which was primarily based on data as of July 31, 2012, is too dated to be material in assessing the current loan quality of Virginia Commerce’s portfolio. Currently, the most relevant information regarding the quality of Virginia Commerce’s loan portfolio is contained in the company’s quarterly report on Form 10-Q for the quarter ended June 30, 2013, which report has been incorporated by reference into the Registration Statement. There is no substantial likelihood that a reasonable investor would attach importance to the Loan Report in determining how to act with regard to the proposed Merger.

The Company and Virginia Commerce respectfully submit that because the Loan Report was not materially related to the Merger for the reasons noted above, and reference to the Loan Report is not needed in the S-4 to prevent the omission of a material fact required to be stated in the Registration Statement or to make the statements in the Registration Statement not misleading, the enclosed edits to the S-4 removing the references to the Loan Report are consistent with applicable securities laws and investor protection principles.

Appendices A and B are being provided to the Staff under separate cover on a confidential basis under the Freedom of Information Act (5 U.S.C. § 552(b)) pursuant to 17 C.F.R. § 200.83 and the Commission’s Release No. FOIA-65. In accordance with such Rule, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof.

Mr. Mark S. Webb

United States Securities and Exchange Commission

August 30, 2013

United Bankshares’ Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

3.	We acknowledge your response to prior comment 14. Due to the materiality of the unrealized losses on your trust preferred collateralized debt obligations at December 31, 2012 please tell us the following for each one of the 17 securities rated below investment grade and for which you previously recognized an other-than-temporary impairment:

•	Class

•	Amortized cost

•	Fair value

•	Unrealized gain or loss

•	Lowest credit ratings

•	Number of issuers currently performing

•	Actual defaults as a percent of original collateral

•	Actual deferrals as a percent of original collateral

•	Projected recovery rates on current deferrals

•	Projected prepayment rates

•	Expected defaults percentage as a percent of remaining performing collateral

•	Lifetime additional projected loss from performing collateral

•	Excess subordination as a percent of current collateral

•	Credit related other-than-temporary impairment

RESPONSE: The information requested by the Staff is disclosed on the attached exhibits as follows: (1) Class, (2) amortized cost, (3) fair value and (4) lowest credit ratings are set forth on Appendix C; (5) unrealized gain or loss, (6) actual defaults as a percent of original collateral, (7) projected prepayment rates, (8) expected defaults percentage as a percent of remaining performing collateral and (9) credit related other-than-temporary impairment are set forth on Appendix D; and (10) number of issuers currently performing, (11) actual deferrals as a percent of original collateral, (12) projected recovery rates on current deferrals, (13) lifetime additional projected loss from performing collateral and (14) excess subordination as a percent of current collateral are set forth on Appendix E.

The Company has recognized other-than-temporary-impairment on the seventeen securities listed in the Exhibits above. The “Excess Subordination as a Percent of Current Collateral” in Appendix E ranges from a low of (4.0)% to a high of (129.4)%. Security 3 has the highest level of negative excess subordination as a percent of current

Mr. Mark S. Webb

United States Securities and Exchange Commission

August 30, 2013

collateral. This security has been fully written-off with an amortized cost of $0. Excluding Security 3, the remaining sixteen securities have negative subordination ranging from a low (4.0)% to a high of (50.2)%. The calculation of excess subordination in Appendix E does not consider the other-than-temporary-impairment the Company has recognized on these securities. Of the remaining sixteen securities, the Company has recognized other-than-temporary-impairment as a percent of the current par value ranging from 8.5% to 63.2%.

While the ratio of excess subordination provides some insight on overall collateralization levels, the Company completes an expected cash flow analysis for each security each quarter to determine whether an adverse change in future cash flows has occurred under ASC 320. The standard specifies that a cash flow projection can be present-valued at the security specific effective interest rate and the resulting present value compared to the amortized cost in order to quantify the credit component of impairment. The Company utilizes the cash flow models identified in its previous response to determine the net realizable value and assess whether additional other-than-temporary impairment has occurred. As noted in the previous response, the Company utilizes security-specific cash flow models that consider a number of factors, including: the current deferrals and defaults within the underlying collateral, the likelihood the current deferrals would cure or ultimately default, potential future deferrals and defaults, potential prepayments, cash reserves, excess interest spread, priority of payments in the cash flow structure, collateralization ratios, effects of embedded swaps on cash flows and a detailed credit analysis of the underlying collateral.

In addition to the information requested, Appendix F provides a comparison of the “excess subordination as a percent of current collateral” to the “amortized cost as a percent of par value” for the seventeen securities referenced by the Staff. Additionally, Appendix F also provides the discount to par value, which simply represents the par value less the amortized cost, divided by the par value. This metric generally approximates the level of other-than-temporary-impairment that has been incurred on these securities (inclusive of purchase discounts) as of December 31, 2012. The calculation of excess subordination is a collateralization measure while the impairment test utilizes a projected cash flow model. Therefore, variances will exist as the specific structural features of each bond will impact the cash flow models (such as redirection of cash flows and excess interest spread). For example, Security 1 has excess subordination of (33.4)% and the company has written off 27.7% of the par value. Security 4 has excess subordination of (17.4)% and the Company has written-off 56.9% of the par value. While the two measures will vary, the level of write-down’s recognized by the Company are generally consistent with the levels of excess subordination.

Mr. Mark S. Webb

United States Securities and Exchange Commission

August 30, 2013

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (304) 347-1131 or by email at smurphy@bowlesrice.com.

Very truly yours,

/s/ Sandra M. Murphy

Appendix A

[Appendix A provided under separate cover on a confidential basis]

Appendix B

[Appendix B provided under separate cover on a confidential basis]

Appendix C

DESCRIPTION	Tranche	Class	MOODYS	S&P	FITCH	AMORTIZED COST BASIS 12/31/12	FAIR VALUE
SECURITY 1	Senior	Sr	Ca	NR	WD	3,484,630	2,843,219
SECURITY 2	Senior (org Mezz)	B	Ca	NR	WD	7,336,580	3,537,406
SECURITY 3	Senior (org Mezz)	Mez	C	NR	WD	—	—
SECURITY 4	Mezzanine	C	C	NR	C	1,228,965	113,978
SECURITY 5	Mezzanine	C-2	C	NR	C	1,978,329	476,629
SECURITY 6	Mezzanine	C-1	Ca	NR	C	2,009,930	615,946
SECURITY 7	Mezzanine	B-1	Ca	NR	C	4,476,392	1,053,206
SECURITY 8	Mezzanine	B-1	Ca	NR	C	3,676,362	1,076,471
SECURITY 9	Mezzanine	Mez	Ca	NR	C	10,627,117	4,681,549
SECURITY 10	Mezzanine	B	Ca	NR	C	5,890,400	1,280,000
SECURITY 11	Mezzanine	B-1	Ca	NR	CC	6,416,000	1,300,000
SECURITY 12	Mezzanine	Mez	Ca	NR	C	2,546,955	1,388,184
SECURITY 13	Mezzanine	Mez	Ca	NR	C	1,485,723	809,774
SECURITY 14	Mezzanine	B-1	Ca	NR	C	3,549,781	957,384
SECURITY 15	Mezzanine	B	Caa3	NR	C	6,436,000	2,300,000
SECURITY 16	Mezzanine	B-2	Ca	NR	C	3,869,850	1,100,000
SECURITY 17	Mezzanine	B-1	Ca	NR	C	2,250,000	810,000

						67,263,014	24,343,746

Appendix D

DESCRIPTION	UNREALIZED LOSS	Credit Related OTTI	Annual Projected Prepayment Rates (CPR)	Defaults as a % of Original Collateral	Expected Defaults as a % of Remaining Performing Collateral[1]
SECURITY 1	(641,411)	1,219,049	0.500%	13.3%	5.5%
SECURITY 2	(3,799,174)	6,476,011	0.250%	9.1%	7.3%
SECURITY 3	—	60,716	1.000%	3.6%	—
SECURITY 4	(1,114,988)	1,546,438	0.250%	13.4%	6.7%
SECURITY 5	(1,501,699)	184,472	0.750%	14.0%	6.6%
SECURITY 6	(1,393,984)	1,202,908	0.750%	18.8%	6.3%
SECURITY 7	(3,423,186)	41,279	0.500%	12.8%	7.2%
SECURITY 8	(2,599,892)	1,651,239	0.750%	18.9%	7.5%
SECURITY 9	(5,945,568)	3,019,950	0.750%	14.8%	7.7%
SECURITY 10	(4,610,400)	10,109,599	0.500%	12.6%	6.6%
SECURITY 11	(5,116,000)	3,574,787	0.250%	20.6%	8.2%
SECURITY 12	(1,158,772)	588,240	0.250%	19.5%	6.4%
SECURITY 13	(675,949)	405,915	0.250%	19.5%	6.4%
SECURITY 14	(2,592,396)	421,758	0.250%	7.5%	7.5%
SECURITY 15	(4,136,000)	3,531,364	0.250%	19.0%	9.5%
SECURITY 16	(2,769,850)	1,130,150	0.750%	17.9%	7.5%
SECURITY 17	(1,440,000)	750,000	0.500%	12.0%	7.3%

	(42,919,269)	359,138,745

[1]	“Expected Defaults” refers to projected future defaults on performing collateral and does not include the projected defaults on deferring collateral.

Appendix E

DESCRIPTION	Number of Issuers Currently Performing[1]	Deferrals as % of Original Collateral	Projected Recovery/Cure Rates on Current Deferrals	Lifetime Additional Projected Loss from Performing Collateral	Excess Subordination as % of Current Collateral[2]
SECURITY 1	9	6.3%	70-85%	3,458,931	(33.4)%
SECURITY 2	8	2.7%	0-100%	4,580,241	(50.2)%
SECURITY 3	0	1.9%	0.0%	—	(129.4)%
SECURITY 4	29	27.2%	0-90%	21,697,783	(15.04)%
SECURITY 5	38	19.1%	60-90%	13,020,768	(7.8)%
SECURITY 6	42	16.7%	0-90%	22,622,610	(20.3)%
SECURITY 7	23	11.7%	0-90%	13,727,539	(21.6)%
SECURITY 8	29	9.8%	0-90%	14,179,069	(26.6)%
SECURITY 9	8	11.1%	0-90%	5,609,604	(20.4)%
SECURITY 10	8	6.6%	0-25%	6,124,752	(47.5)%
SECURITY 11	17	10.6%	30-90%	10,780,819	(36.0)%
SECURITY 12	12	3.3%	90.0%	6,960,106	(12.0)%
SECURITY 13	12	3.3%	90.0%	6,960,106	(12.0)%
SECURITY 14	32	30.2%	15-90%	21,131,984	(4.0)%
SECURITY 15	15	6.5%	60-90%	16,652,469	(48.6)%
SECURITY 16	17	7.6%	20-90%	12,278,324	(30.2)%
SECURITY 17	28	12.9%	0-90%	10,319,608	(13.1)%

[1]	“Performing” refers to all outstanding issuers less issuers that have either defaulted or are currently deferring their interest payment.
[2]

“Excess Subordination” is defined as all outstanding collateral less the sum of (i) 100% of the defaulted collateral, (ii) the sum of the projected net loss amounts for each piece of the deferring but not defaulted collateral, and (iii) the amount of each CDO’s debt which is either senior to or pari passu with our security’s priority level. “Current Collateral” is defined as all outstanding collateral less 100% of the defaulted collateral.

Appendix F

DESCRIPTION	Excess Subordination as % of Current Collateral	Amortized Cost as a % of Par Value	Discount as a % of Par Value[1]
SECURITY 1	(33.4)%	72.3%	27.7%
SECURITY 2	(50.2)%	51.8%	48.2%
SECURITY 3	(129.4)%	0.0%	100.0%
SECURITY 4	(15.0)%	43.1%	56.9%
SECURITY 5	(7.8)%	91.3%	8.7%
SECURITY 6	(20.3)%	62.0%	38.0%
SECURITY 7	(21.6.)%	85.0%	15.0%
SECURITY 8	(26.6)%	68.3%	31.7%
SECURITY 9	(20.4)%	79.5%	20.5%
SECURITY 10	(47.5)%	36.8%	63.2%
SECURITY 11	(36.0)%	64.2%	35.8%
SECURITY 12	(12.0)%	84.4%	15.6%
SECURITY 13	(12.0)%	84.4%	15.6%
SECURITY 14	(4.0)%	89.0%	11.0%
SECURITY 15	(48.6)%	64.4%	35.6%
SECURITY 16	(30.2)%	77.4%	22.6%
SECURITY 17	(13.1)%	75.0%	25.0%

[1]	The Discount in the table above represents the Par Value less the Amortized Cost.